Filed Pursuant to Rule 433
Registration Statement No. 333-190453
Issuer Free Writing Prospectus dated September 16, 2013
Relating to Preliminary Prospectus Supplement dated September 16, 2013

Regional Management Corp. Announces Launch of Secondary Offering

Greenville, South Carolina – September 16, 2013 – Regional Management Corp. (NYSE: RM), a diversified specialty consumer finance company, announced today the launch of a secondary offering of 2,900,000 shares of its common stock. All of the shares are being offered by Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP, both existing stockholders of the Company and affiliates of Palladium Equity Partners and Parallel Investment Partners. Regional Management will not sell any shares or receive any proceeds from the offering, and the total number of shares of its outstanding common stock will not change as a result of the offering.

Stephens Inc., Keefe, Bruyette & Woods, Inc., BMO Capital Markets Corp. and JMP Securities LLC are serving as joint book-running managers for the offering, and FBR Capital Markets & Co. is serving as the co-manager. The selling stockholders have granted the underwriters an option for 30 days to purchase up to an additional 435,000 shares of common stock.

In connection with the secondary offering, the Company is providing the following outlook on its results for the third quarter ending September 30, 2013.

“We have been pleased with our performance thus far in the third quarter, as our back-to-school direct mail campaigns saw considerable success,” said Thomas F. Fortin, Chief Executive Officer of Regional Management Corp. “As we approach the end of the third quarter of 2013, the Company continues to experience increased demand for its credit products as a result of its diversified product offering and branch expansion strategy. As of August 31, 2013, our total finance receivables were approximately $507.3 million compared with total finance receivables as of June 30, 2013 of $460.4 million, an increase of approximately 10.2%. During the last week of June through the first week of August, we mailed more than one million convenience checks to pre-screened individuals who were able to enter into a loan by depositing these checks. The weighted average coupon for loans originated in these campaigns helped increase our total yield for the fourth consecutive month. Our total yield during the two-month period increased to approximately 35.9% as compared to 35.5% for the second quarter of 2013.

“We reserve against future credit losses when finance receivables are originated and recognize interest and fee income largely in future quarters over the life of the loan. Thus, the strong growth in finance receivables driven by the recent convenience check campaigns will drive a higher than anticipated provision for credit losses and increased interest expense in the current quarter while most of the associated interest and fee income will be received and recognized in future quarters. The increased interest expense is due primarily to increased borrowings to fund the growth in finance receivables. Notwithstanding the higher provision for credit losses, our credit quality remains consistent with recent history; annualized net charge-offs as a percent of average finance receivables for the two-month period declined to 6.4%, as compared to 6.7% for the second quarter of 2013.”

Based on management’s estimates and the preceding factors, the Company expects third quarter 2013 results of:

•	Revenue between $42.5 and $45.0 million compared to $35.5 million in the third quarter of 2012.

•	Total finance receivables between $510.0 and $516.0 million compared to $396.9 million as of the end of the third quarter of 2012.

•	Diluted earnings per share between $0.58 and $0.61 (based on a diluted share count of 12.9 million) compared to $0.55 per share in the third quarter of 2012.

The preceding preliminary, unaudited financial information reflects the Company’s expectations with respect to its financial data as of and for the two-month period ended August 31, 2013 and the quarter ending September 30, 2013, based on currently available information. Financial data as of and for the two-month period ended August 31, 2013 is not necessarily indicative of our results for the full quarter. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and accordingly does not express an opinion or any form of assurance with respect thereto. The assumptions and estimates underlying this preliminary financial information are inherently uncertain and are subject to a variety of significant business, economic and competitive risks and uncertainties. Actual results for the period may differ materially from these preliminary estimates due to completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the third quarter are finalized. Regional Management expects to release full third quarter and nine-month 2013 results in late October 2013. Conference call details will be provided closer to the date of release.

A shelf registration statement (including a prospectus and preliminary prospectus supplement) relating to the offering of the shares of common stock has previously been filed with the Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus, the preliminary prospectus supplement and other documents filed by the Company with the Securities and Exchange Commission for information about the Company and the offering. Copies of the prospectus and related preliminary prospectus supplement may be obtained by contacting any of the joint book-running managers or the co-manager at:

Stephens Inc. Attention: Syndicate 111 Center Street Little Rock, AR 72201 Toll Free (800) 643-9691	Keefe, Bruyette & Woods, Inc. Equity Capital Markets 787 Seventh Avenue, 4th Floor New York, NY 10019 Toll Free: (800) 966-1559

BMO Capital Markets Corp. Attention: Equity Syndicate Department 3 Times Square New York, NY 10036 Telephone: (800) 414-3627 Email: bmoprospectus@bmo.com	JMP Securities LLC Attn: Prospectus Department 600 Montgomery Street, 10th Floor San Francisco, CA 94111 Telephone: 1-415-835-8985

FBR Capital Markets & Co. Attention: Syndicate Prospectus Department 1001 Nineteenth Street North, Arlington, VA 22209 Telephone: 703-312-9500 Email: prospectuses@fbr.com

You may also obtain these documents free of charge by visiting the Securities and Exchange Commission’s website at www.sec.gov.

Forward-Looking Statements

This press release may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, including, without limitation, outlook on Regional Management results for the third quarter ending September 30, 2013, which represent Regional Management’s expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties, many of which are outside of the control of Regional Management. Factors that could cause actual results or performance to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following: the continuation or worsening of adverse conditions in the global and domestic credit markets and uncertainties regarding, or the impact of governmental responses to those conditions; changes in interest rates; risks related to acquisitions and new branches; risks inherent in making loans, including repayment risks and value of collateral, which risks may increase in light of adverse or recessionary economic conditions; recently-enacted or proposed legislation; the timing and amount of revenues and expenses that may be recognized by Regional Management; changes in current revenue and expense trends (including trends affecting delinquencies and charge-offs); changes in Regional Management’s markets; market conditions affecting the secondary offering and general changes in the economy (particularly in the markets served by Regional Management). Such factors are discussed in greater detail in Regional Management’s filings with the Securities and Exchange Commission. In addition, the financial results and other information announced in this press release are preliminary and subject to uncertainties, and the actual financial results and other information for the quarter ending September 30, 2013 may differ from the preliminary financial results and other information described in this press release. Regional Management Corp. will not and is not responsible for updating the information contained in this press release beyond the publication date, or for changes made to this document by wire services or Internet services.

About Regional Management Corp.

Regional Management Corp. (NYSE: RM) is a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other traditional lenders. Regional Management began operations in 1987 with four branches in South Carolina and has since expanded its branch network across South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, New Mexico, and Georgia. Each of its loan products is structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments and is repayable at any time without penalty. Regional Management’s loans are sourced through its multiple channel platform, including in its branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers, and its consumer website.

Contacts:

Investor Relations

Garrett Edson, (203) 682-8331

Media Relations

Kim Paone, (646) 277-1216